Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

A transcript of a webcast on August 11, 2021 follows:

Canaccord Genuity 41st Annual Growth Conference

Fireside Chat with Benson Hill

August 11, 2021 – 10:00 AM (ET)

Bobby:	Hey, good morning, thanks for joining us for our fireside chat with Benson Hill. Today we have with us, CEO, Matthew Crisp, and CFO, DeAnn Brunts. We're going to do some Q&A just on the business, understand how Benson Hill fits into the sustainability landscape.

They're doing a lot of important things with technology that's really going to help enable the world to feed its growing population going forward. So with that, I'm going to hand it over to you, Matt, and maybe you can give a brief background on the company and introduce yourself?

Matt Crisp:	Sure, happy to, thanks, Bobby. So Matt, Crisp, Co-Founder and CEO, I'm joined here with DeAnn Brunts, our CFO –

Matt Crisp:	– And Ruben, Ruben Mella, our Head of Investor Relations. And just a quick background on on the company, Benson Hill was founded in 2012, and really with the the purpose to embrace the natural genetic diversity of plants, and to develop, ultimately, better agrifood products to enhance the sustainability, and the affordability, the nutrition, the taste, and the flavor of of food ingredients, solutions for the system.

Sometimes we call it modernizing the food system. The way we're tackling that is really at this intersection of plant science, data science, and food science. And it's a synergistic trifecta of capabilities that we've been able to build out over the course of the last several years. And it really the foundation of our technological innovation, anchored by CropOS, short for crop operating system, which is our technology food engine platform.

Augmenting that, and we can talk about this, too, and today, Bobby, is the business model innovation side. I mean, years ago we began building out a more integrated solution to actually deliver pass the farm gate, and to link the grower, and the consumer with the solutions that are driven by having a better seed better from the beginning.

But frankly, the current commodity system wasn't set up to deliver, and isn't, really. And so there's a business model innovation element to this that we also believe creates a tremendous amount of value when powered by and with a technological set of innovations.

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Bobby:	Great, and DeAnn, do you want to introduce yourself?

DeAnn Brunts:	Sure. I joined Benson Hill last fall as a Board Member but moved over into the CFO role at the first of January. I'm a longtime, Big 4 public accounting, and I was a partner focusing on IPOs, and M&A, and and then followed by 20 years of CFO experience.

And just, ultimately, my intent was to be on the Board, run the Audit Committee, and Risk Committee, and Matt with his compelling pitch around Benson Hill, and the vision, and the mission, and and what we do, it just was too much to turn down. So I'm excited to be here.

Bobby:	Great and and maybe, we can, just by way of background, highlight the SPAC transaction? Some folks listening might not know about that latest milestone.

Matt Crisp:	Sure, sure. We announced in May at the the signing a definitive merger agreement with Star Peak Corp II, traded on the NYSE under STPC. And it's it's a really exciting transaction, and it's a an execution of a SPAC IPO. It lends itself to some benefits, we felt, our board felt,going into the public markets is something that we've been contemplating for a couple of years.

In fact, we had a pre-public markets readiness committee established by our board in the fourth quarter of 2019. So a lot of the preparatory work and planning had gone into where we felt would ultimately be a a likely outcome for the company. And then of course, why and why now? It's supplying a slug of capital that we feel really is a financing event.

And we've got 100% of our existing investors rolling over, in fact, a good portion of them, even putting more capital to work in Benson Hill. So from our perspective, this financing event really just enables us to to scale, and to accelerate our plan, and to invest in our technology platform. And to deliver products that are de- risk, and that require a good deal of of executionto lift off into the category for which we're seeing a ton of demand.

DeAnn Brunts:	And we really feel like we're getting to the end of that process. It's dependent on getting all the way through the SEC comments and that sort of thing but we're finishing up our response on round three; and we really think that we're we're getting close and excited about that.

Bobby:	Fantastic so obviously, that's going to help support the broad, kind of, platform nature of of what your company is offering. Maybe we can talk about the Benson Hill solution in terms of its platform characteristics?

You guys touch a lot of points along the supply chain. Maybe you just briefly give give listeners a sense of where you intersect with that value chain?

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Matt Crisp:	Right, right, well, it's the integrated model that I described in the business model innovation, at its core is intended to link the grower and farmer interest with the consumer, and the consumer demand side. So where we play in order to make that come to life is we're engaged with growers in a bilateral manner.

So we're not just selling something to a grower, and then shuttling it through, we're partnering with growers to supply them the seed, the proprietary seed, and then we're procuring back from them at harvest that seed.

In the process, we're getting a lot of data, a lot of insights, we're tracking information on farm that's helping us understand the sustainability footprint of the crop that's coming out of the ground. And then we're moving that through an identity preserved system.

And that could be working with one or more processors, and geographically distributed to supply manufactured ingredients solutions, which we then meet the customer, and meet the CPG, or the food system innovator with a a finished ingredient solution and product that they can incorporate into their formulations, or their product manufacturing efforts.

So, we're touching multiple of these points across the board from the grower, through the processing, and then ultimately, our customer which are food, feed, and ingredient manufacturers, suppliers across the space.

Bobby:	Great, and you brought up the consumer in that, the two kind of ends of the barbell or the spectrum. And I'm wondering, what's the consumer pull here? They're an important driver that's compelling some of this innovation.

What is it that the consumer wants to see in in his or her her food, or food system that's not being provided now? How do you guys help solve for for changing the food system in terms of those consumer products at the end?

Matt Crisp:	Well, when we think about what the data show us and in the market, you've got this, what might have been thought to be, years ago, a fad is now a runaway freight train. Right? I mean, the the trend of plant-based and plant-based protein solutions is real, it's growing at an astronomical pace.

The pandemic actually accelerated that pace of growth. And consumers are becoming far more appreciative of what they eat, and how it affects their body, and then how it affects the environment. And so decisions are being made, green premiums are being paid that essentially do support what is, I think, the very early innings of the game in this category.

Where does it evolve over the course of the next several years? We think we're going to continue to see strong growth. Although there is a lot of market research that continues to support that, we're making a big bet on it. But we're making a big bet on it to not necessarily bet on a brand, right, not to be asupporter of a single solution.

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We're an ingredients supplier that's going back to the beginning. We sometimes use this term picks and shovels of the trend, right? There will be dozens or hundreds of these brands. And there's going to be a lot of winners, and there are going to be a lot of losers.

And really what Benson Hill is doing is setting ourselves up as a bet on this system, this trend movement, and this trend, and in general. Do you want to comment –?

Bobby:	Okay.

Matt Crisp:	– On anything?

DeAnn Brunts:	No I think that's right. And ultimately what we've already developed, that we're taking to the commercial markets, we're in the commercialization phase, is it satisfies those demands. And we're talking with a lot of CPGs who are really excited about what we're doing.

Bobby:	Great so maybe we can have, like, an example of how that works? You guys are creating some seed traits that impact end consumer products. I believe you might have, like, a plant-based burger example or some end product example that's going to be utilizing the seed traits that you're you're bringing to bear.

Matt Crisp:	Right, and sure, I'm happy to talk about it. I mean, the best example of this is is what we call our UHP Soy, or ultra-high protein soy. And ultra-high protein soy is a collection of varieties of soybeans that have such high nutrition density in the bean that we can actually disintermediate some of the processing that's required today to produce soy protein concentrate, which is the number one most utilized base protein ingredient for the alternative plant based, alternative meat category.

So think The Impossible Burger which is a principally soy SPC base. What you're essentially doing with a UHP is you're putting in the field, back again, but from the beginning of being in the ground, and that's growing a plant which contains the nutrient density that's at or close to what's required for this end product.

But by virtue of getting rid of some of the processing that's required there, you're ripping out of the system a lot of the CO2, or from, rather, energy utilization; you're you're pulling out a lot of the water utilization. And and importantly, you're pulling out a lot of the cost as well.

Right, so what the customer of CPG, would have in an ingredient solution that's from the UHP beans would be something that's, by virtue of our business model, fully traceable, back to the farm, that's non-GMO, produced in the United States.

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That is, got the the nutrient density required, that is also more affordable. Right? We can because of the the change in the cost structure, also offer something that's more affordable to them as well.

Bobby:	Great, and I guess that accelerates or could accelerate cost parity with things like hamburgers.

Matt Crisp:	Yeah, we don't think –

Bobby:	– And that's.

Matt Crisp:	Yeah, we don't think you can get to cost parity without ingredient innovation. And –

Bobby:	Yeah.

Matt Crisp:	– And I would say let's strive to be better than parity.

Bobby:	Yeah, it makes sense. And then I think that we should talk about the CropOS® tool. I mean, obviously, that's one of the flagship offerings that that Benson Hill has.

Can can, maybe, you walk through how CropOS® is used to improve product development? There's a design, a build, and a test stage. Maybe, give an overview of how that works?

Matt Crisp:	Sure I see you've been looking at our our analyst slides, Bobby.

DeAnn Brunts:	Yeah.

Bobby:	I could, I can read and and I can hear. Actually, you've done some some great work in terms of preparing me.

Matt Crisp:	So I'll refer to that outline you're referring to there, the design, build, test. CropOS® sits at the center of that, and how we describe it's a data driven platform that's utilizing machine learning, and artificial intelligence effectively to use a lot of layers of simulation and predict exactly how we can develop a better seed that's better from the beginning.

And so when you move into the design phase, the intent is to utilize computational biology, and cloud computing power, and in an extremely data rich environment to help our breeders, and our technicians, and our scientists architect the most efficient plan to advance a new product specification.

And so in that design phase, there's a suite of tools that CropOS® holds which enable us, essentially, to model that out, and to understand how we would execute a prospective plan.

In the build phase what we're doing is prototyping, that's the easiest way to think about it. You're creating a lot of shots on goal in order to select the one or ones, but your likelihood of success is significantly higher because you've utilized these simulation tools on the front end. And so you short circuited some of the early steps in the development cycle.

And then in the test phase, that's where we are really bringing this to life in a pre-commercial environment. Right, you're testing something with a degree of scale in a commercial production environment. It could be in a farmer's field, it could be across dozens of different locations, but you're essentially ensuring that in that process, you got the agronomic characteristics that you need in order for the farmer to increase their profitability.

And you've got the quality characteristics that folks later in the supply chain are demanding, and that they are truly valuing. And it's a, and it's a virtuous cycle. So the more data that comes off of each of those steps, the stronger the technology platform becomes, and it becomes, essentially, a more intelligent system over time.

DeAnn Brunts:	And I think from the data library standpoint, I mean, it's just massive, what we already have. And what we're doing is constantly adding to that from the information we get as we have crops out in the field, and we're testing them.

So it feels like it's this technological, sort of, answer but it keeps getting better. It keeps growing and getting better, and bigger. And it, right now, and it's just a massive data library. I don't even know how many share a license?

Matt Crisp:	Yeah, that subscription, it's doubling every year at this point. And it's absolutely massive. But yeah and by the way, this probably goes without saying, but the data that are coming off here, right, it's genomics data but we've also linked it to the food science data.

So you've got taste and flavor profiles, metabolomics, proteomics, information, sensory information that's feeding back into the system. So it's not just how does the seed perform, and we look at it through the lens of traditional agronomy, and protein, and per se?

We're looking at, "Okay, how does that then behave in an actual product of an actual end ingredient?" And that's a really valuable, that's a really invaluable set of product specifications and information.

Bobby:	Yeah I mean, sensory simulation would be pretty interesting. I just think about, like, the cost savings if you can make your mistakes in a simulation. The earlier in that phase, right, the less costly they are, or the more you can iterate. So you're bringing that to to the plant-based food science world, it sounds like.

DeAnn Brunts:	And part of that cost is time, right? I mean you could do it faster. And and the time to develop and the the, the time to innovate is is substantial, we've been able to –

Bobby:	Yeah.

DeAnn Brunts:	– Shorten that.

Bobby:	But I think a lot of – we don't, and at this digital world where or where's, we're so used to interacting with the software, and everything's virtual like this conference, we forget that certain things actually need to happen while there are certain time constraints.

And there was a company that just stood up a gigantic production facility, and I was asking them, "How quickly can you utilize that?" And the food formulation bottleneck in terms of being able to get customers' products into that plant was the bottleneck. It wasn't the availability of the capacity, which is, kind of, different than in a. in some other industries.

Matt Crisp:	Right, right.

Bobby:	You guys touched on the data library as being a great repository of IP for the company. And, I guess, it informs that virtuous cycle of simulation, design, and and test. Maybe you can expand on the data library a little bit more, are there other ways to monetize that library over time? Are there ancillary revenue streams that you might be able to tap into? What what do you see the long-term, kind of, value there?

Matt Crisp:	Yeah that's a good question. So when we think about, I'm gonna break it up into a couple of different areas, but think about on-farm, and you look at an agronomic data, weather impact, soil environments, treatments. That agronomic practices that are influencing, again, not just the yield, and the quantity but importantly, the quality output.

It's possible that long-term those types of information can be monetized. When you think about the food science, I would say, similarly, we're amassing – I love the term you used, by the way, sensory simulation. That's a good way to think about it.

And you're amassing data that's informing, not just the crop of the food, and that linkage of the farmer and the consumer. Are there ways to do that, to monetize that? That's to be determined. In the case of our financial model today, we're really just incorporating the products that have been de-risked, and that we're going to market with.

We do not account for any platform monetization, but for sure, the data library will be, will be a source of value creation in the medium and long-term. The last point I think I'd make here is that there's information we're already seeing that we're learning about soy that we're using in yellow pea; and that we are learning in yellow pea that we're using in soy.

And there's value that's created across crops as we understand, not just what's going on within the crop, but how to best utilize AI modeling, and simulations to predict outputs, outcomes in other crops. And so again, while we don't account for any of that in our current plan, it is something we actively look at, is how how could we utilize this for additional crop or product opportunities?

Bobby:	Great and so maybe we could dive into, instead of talking about those exciting things in the future, look, it sounds like you have some pretty exciting commercialization opportunities imminently or happening now.

Maybe we could dive into a little bit of the way that you align your Benson Hill ingredients, and Benson Hill Fresh divisions? And what that product pipeline looks like, and who the prospective customers are? I know, you highlighted some in your deck?

Matt Crisp:	Yeah, maybe what I'll do is, I'll talk a little about it from the product viewpoint. And then DeAnn could chime in and describe some of what we've seen year to date out of those segments. And and what's going on? Because this is all happening right now.

From a product portfolio standpoint, we're we're attacking several different end markets. We've got, of course, the alternative plant-based protein category, which is exploding in growth. And there's opportunities to create value across crops in the near and medium-term.

Yeah and we've also, though, as part of the portfolio have products that are de-risked, that are targeting, and into which we're selling for pet food for the the feed categories across the aquaculture, poultry, swine, et cetera.

We've got a proprietary high oleic and low linolenic oil, which is augmentative as another ingredient out of the soy crop to the high protein and specialty protein products that are moving into both the food, feed, and ingredient market. So it's a rich pipeline, a lot of which is de-risk.

And there is a, and I'll point to the investor presentation, we actually got a a sequence of of the portfolio there, which breaks it down as well by target market.

DeAnn Brunts:	And we just released earnings yesterday. And you see that when you look at that, you'll see the really phenomenal growth on the Ingredients segment which really is the near-term growth over time. Fresh, we'll see fresh innovation, we don't have that baked into our plans.

But butl, for now, it is, sort of, a stable step one of our our playbook model, but in the Ingredients results are really phenomenal. And you can see that in the press release that we published yesterday morning.

Bobby:	That's great. So I think that we've covered a lot of the questions I had. I think, maybe, to wrap up, we could talk about any milestones. Obviously, you guys just had earnings, any looming milestones with the transaction that investors should be aware of?

DeAnn Brunts:	Well, as I said earlier, we're really excited about getting to close, we have a very high probability of close. Because our minimum cash requirement, it equals our PIPE. So it's $225 million. So we're, it's just, like I said, just getting through the SEC process, and that is what it is. But we're excited and we think that we're just about there.

Matt Crisp:	Yeah, I would say on the commercial side, we're moving multiple of the product outputs of UHP, the the ultra-high protein product example I gave you earlier. We're, for the first time this season in the ground with commercial scale production of UHP crop. And that helps inform the revenue base for our 2021 outlook.

And we exceeded our goal by over 33% so we, our goal was to grow by 100% year-over-year from 30,000 acres to 60,000 acres this year. We've actually got 70,000 acres of proprietary soy in the ground now, and in a healthy chunk of that containing that ultra-high protein soy. So that's an exciting area for us.

DeAnn Brunts:	And that will start being being processed toward the end of this year. That and primarily it it benefits 2022 from a a financial standpoint.

Bobby:	Hey, and unfortunately, we're out of time, these things go by pretty quickly, especially when they're interesting. Thank you, Matthew, and thank you, DeAnn. And thanks, Ruben, for being with us here today, and thanks for everybody that's listening.

DeAnn Brunts:	Thank you.

Matt Crisp:	Thanks, thanks, Bobby.

Bobby:	Take care.

[END OF TAPE]

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Additional Information

This communication is being made in respect of a proposed merger (the “Merger”) and related transactions (the “proposed transactions”) involving Star Peak Corp. II (“Star Peak”) and Benson Hill, Inc. (“Benson Hill”). The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transactions. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statements and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Merger. After the Registration Statement has been declared effective, Star Peak will mail a definitive proxy statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors, Star Peak’s stockholders and other interested parties are advised to read the preliminary proxy statement, and any amendments thereto, and, when available, the definitive proxy statement in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction.

Use of Non-GAAP Financial Measures

In this press release, the Company includes Adjusted EBITDA, which is a non-GAAP performance measure that the Company uses to supplement its results presented in accordance with U.S. GAAP. As required by the rules of the SEC, the Company has provided herein a reconciliation of the non-GAAP financial measure contained in this press release to the most directly comparable measure under GAAP. The Company’s management believes Adjusted EBITDA is useful in evaluating its operating performance and is a similar measure reported by publicly-listed U.S. competitors, and regularly used by securities analysts, institutional investors, and other interested parties in analyzing operating performance and prospects. By providing this non-GAAP measure, the Company’s management intends to provide investors with a meaningful, consistent comparison of the Company’s profitability for the periods presented. Adjusted EBITDA is not intended to be a substitute for any U.S. GAAP financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

The Company defines and calculates Adjusted EBITDA as earnings from continuing operations before net interest expense, income tax provision and depreciation and amortization, further adjusted to exclude stock-based compensation, and the impact of significant non-recurring items.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the Registration Statement containing the proxy statement / prospectus relating to the proposed business combination, and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.